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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-7654

                                  XTRA, INC.
                               XTRA CORPORATION
          (Exact names of registrants as specified in their charters)

                             200 NYALA FARMS ROAD
                         WESTPORT, CONNECTICUT  06880
                                (203) 688-7200
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

      Medium-Term Notes and associated Guarantees (as listed on Annex A)
           (Title of each class of securities covered by this Form)

                                     None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [ ]  Rule 12h-3(b)(1)(ii)     [ ]
          Rule 12g-4(a)(1)(ii)      [ ]  Rule 12h-3(b)(2)(i)      [ ]
          Rule 12g-4(a)(2)(i)       [ ]  Rule 12h-3(b)(2)(ii)     [ ]
          Rule 12g-4(a)(2)(ii)      [ ]  Rule 15d-6               [ ]
          Rule 12h-3(b)(1)(i)       [X]

     Approximate number of holders of record as of the certification or notice date: Less than 300 persons

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     Pursuant to the requirements of the Securities Exchange Act of 1934, XTRA,
Inc. and XTRA Corporation have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

                                    XTRA, INC.


                                    By:    /s/ A. Scott Mansolillo
                                           -------------------------------
                                    Name:  A. Scott Mansolillo
                                    Title: Vice President, General Counsel
                                           and Assistant Clerk


                                    XTRA CORPORATION


                                    By:    /s/ A. Scott Mansolillo
                                           -------------------------------
                                    Name:  A. Scott Mansolillo
                                    Title: Vice President, General Counsel
                                           and Secretary

Date: September 26, 2001
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                                                                         Annex A

                                   XTRA, Inc.
                               Medium-Term Notes

1.   9.130% Notes due December 19, 2001
2.   9.240% Notes due December 26, 2001
3.   8.990% Notes due January 22, 2002
4.   9.150% Notes due January 28, 2002
5.   9.180% Notes due February 1, 2002
6.   7.950% Notes due February 3, 2003
7.   7.930% Notes due February 3, 2003
8.   7.800% Notes due February 3, 2003
9.   7.780% Notes due February 5, 2003
10.  6.680% Notes due November 30, 2001
11.  6.220% Notes due December 13, 2001
12.  8.020% Notes due March 13, 2002
13.  7.970% Notes due March 13, 2002
14.  5.250% Notes due May 31, 2002
15.  4.340% Notes due June 4, 2002
16.  6.750% Notes due July 5, 2002
17.  6.730% Notes due July 19, 2002
18.  7.050% Notes due October 1, 2002
19.  7.100% Notes due December 16, 2002
20.  6.830% Notes due June 26, 2003
21.  7.170% Notes due July 31, 2003
22.  7.180% Notes due July 31, 2003
23.  8.310% Notes due August 1, 2003
24.  7.170% Notes due August 4, 2003
25.  7.280% Notes due August 8, 2002
26.  6.530% Notes due January 15, 2004
27.  6.500% Notes due January 15, 2004
28.  6.290% Notes due January 22, 2004
29.  6.860% Notes due June 28, 2004
30.  7.220% Notes due July 31, 2004
31.  8.450% Notes due August 2, 2004
32.  8.250% Notes due August 16, 2004
33.  7.700% Notes due November 2, 2004
34.  6.700% Notes due November 17, 2004
35.  7.760% Notes due December 2, 2004
36.  6.690% Notes due February 23, 2005
37.  8.120% Notes due March 13, 2005
38.  8.130% Notes due March 14, 2005
39.  7.880% Notes due March 21, 2005
40.  6.840% Notes due July 12, 2005
41.  7.220% Notes due August 11, 2005
42.  6.720% Notes due October 18, 2005
43.  6.720% Notes due October 19, 2005
44.  6.490% Notes due January 25, 2006
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                                                             Annex A (continued)

45.  6.450% Notes due February 6, 2006
46.  7.290% Notes due February 15, 2006
47.  6.875% Notes due March 15, 2006
48.  7.540% Notes due May 30, 2007
49.  7.520% Notes due May 30, 2007
50.  7.530% Notes due June 1, 2007
51.  7.490% Notes due June 4, 2007
52.  7.420% Notes due August 15, 2007
53.  7.640% Notes due June 2, 2009
54.  8.514% Notes due September 15, 2010
55.  6.960% Notes due October 18, 2010
56.  7.710% Notes due May 30, 2012
57.  7.125% Notes due May 14, 2019